ITEM 77(Q)(a) - COPIES OF ANY MATERIAL
AMENDMENTS TO THE REGISTRANT'S
CHARTER OR BY-LAWS

AMENDMENT #3
TO THE BY-LAWS
OF
EDWARD JONES MONEY MARKET FUND
Effective September 21, 2004

Insert the following into Article II, Power and Duties of Trustees and Officers and renumber
Section 11 as Section 12:
Section 11.  Chief Compliance Officer.  The Chief
Compliance Officer shall be
responsible for administering the Trust's policies and procedures approved by the
Board under Rule 38a-1 of the Investment Company
Act of 1940, as amended. Notwithstanding any other provision of these By-Laws, the designation, removal and compensation of Chief Compliance Officer are subject to Rule 38a-1 under the Investment Company Act of 1940, as amended.






Current as of:  8/18/94